SUPPLEMENT Dated February 19, 2013
To the Current Prospectus

ING Income Annuity

Issued by ING Life Insurance and Annuity Company
Through Its Variable Annuity Account B

This supplement updates the prospectus for your variable annuity contract. Please read it carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call our Customer Service Center at 1-800-366-0066.

IMPORTANT INFORMATION REGARDING AN UPCOMING FUND REORGANIZATION

The Board of Directors of ING Partners, Inc. approved a proposal to reorganize the **ING Growth and Income Core Portfolio** (Class I) (the "Merging Portfolio") with and into **ING Growth and Income Portfolio** (Class I) (the "Surviving Portfolio").

Subject to shareholder approval, the reorganization is expected to take place **on or about March 23, 2013** (the "Reorganization Date"), resulting in a shareholder of the Merging Portfolio becoming a shareholder of the Surviving Portfolio. Each shareholder will thereafter hold shares of the Surviving Portfolio having equal aggregate value as shares of the Merging Portfolio, and the Merging Portfolio will no longer be available under the contract.

Prior to the Reorganization Date, you may reallocate your contract value in the Merging Portfolio to another investment portfolio or fixed option currently available under the contract. This reallocation will neither count as a transfer for purposes of our Excessive Trading Policy nor be subject to a transfer charge under the contract. Contract value remaining in the Merging Portfolio on the Reorganization Date will be placed in the Surviving Portfolio. You may provide alternative instructions by calling our Customer Service Center at the number above.

As of the Reorganization Date noted above, all references in the prospectus to the Merging Portfolio are deleted.